FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2011

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Santander UK increases SME lending in a solid first half performance

London, 27th July 2011
This statement provides a summary of the unaudited business and financial trends for the 6 months ended 30 June 2011. Unless otherwise stated, references to Santander UK and other general statements refer to the trading (1) results and business flow analysis of Santander UK plc (“Santander UK”) compared to the same period in 2010.
In the fourth quarter of 2010 Santander UK acquired Santander Cards and the remaining interests of Santander Consumer Finance and Santander Private Banking as part of the previously announced restructure of group companies. As a result, the statutory results for the 6 months ended 30 June 2011 include the results of these businesses, whereas the statutory results for the 6 months ended 30 June 2010 do not.  In order to enhance the comparability of the two periods, the results of these businesses have been included in the trading results for the 6 months ended 30 June 2010.
The results of Banco Santander, S.A. ("Banco Santander") for the 6 months ended 30 June 2011 are also released today and can be found on www.santander.com. The results of Santander UK, on a Group basis, are included within Banco Santander’s financial statements.

“Santander UK has delivered robust performances across all business areas this year, and we have taken some significant steps in our programme to improve customer service including returning our overseas retail banking call centres to the UK.

We have maintained our industry-leading range of “best buy” products for our retail customers, and are achieving improved levels of service satisfaction in our retail, corporate banking and intermediaries businesses. We continue to be a consistent lender to homeowners, despite weak demand, and to small and medium-sized enterprises (SMEs), to which our lending grew by 27% and where we continue to exceed our lending commitments made under the Merlin agreement.

We are well on our way to implementing our strategic plan in which Santander UK has four specific areas of focus: becoming a more customer-driven retail banking business, improving customer satisfaction and service quality, diversifying our business mix and expanding our growing SME customer franchise.

Financial results are, however, being adversely impacted by costs of liquidity, term funding and low interest rates. In line with other UK banks, a further provision for payment protection insurance remediation has also been made. Notwithstanding these factors, Santander UK has delivered profit in the first six months – maintaining its strong track record of profitability and strengthening its balance sheet.”

Ana Botín, Chief Executive Officer, Santander UK

Key Highlights
Santander UK delivering solid business growth and profits:
▪  robust first half performance with a positive underlying contribution from all businesses, albeit revenue pressures are increasing due to continuing low interest rates and competitive pressures;
▪  trading profit before tax was lower than the first half of 2010 due to new regulatory requirements to hold higher levels of liquidity and higher costs of term funding. The first half results were positive relative to the second half of 2010. Excluding regulatory impacts, the business delivered double-digit growth in trading profit before tax compared to 2010;
▪  the first half results include as a non-trading item, a provision for payment protection insurance remediation of £538m (post-tax);
▪  customer lending grew by 1% versus the same period last year reflecting the smaller mortgage market. Mortgage new gross lending of £9.7bn written in the first half represented a 15.4% market share, well ahead of stock share;
▪  lending to SMEs is a key focus for the bank as demonstrated by asset growth of 27%. This commitment was rewarded by being named ‘Business Bank of the Year’ at the annual Business Moneyfacts Awards in March;
▪  we have exceeded our Merlin lending targets in the first half, delivering gross lending of £4bn, of which £2.1bn was to SMEs;
▪  customer deposit balances rose 3% despite a small outflow in the first half. This was a strong performance in a competitive market and resulted in an improvement in the loan to deposit ratio to 132% (June 2010: 134%);

▪  cost-to-income ratio of c.42%. Excluding the higher costs of liquidity the cost-to-income ratio would have been around 40% and unchanged from the first half of 2010;
▪  arrears performance better than expected, both in terms of secured and unsecured loans; and
▪  Core Tier 1 ratio of c. 11%.

Financial results
The first half trading profit after tax was lower than the first half of 2010 but was higher than the second half of 2010. Statutory profit was adversely impacted by a provision for remediation in relation to payment protection insurance.

As noted in the first quarter results, a number of structural issues impacted the banking sector during 2010 which affected Santander UK’s balance sheet and financial results. Term funding markets re-opened with maturing funding replaced at a higher cost. In addition, new liquidity regulation has necessitated holding significantly higher levels of liquid assets – Santander UK’s holdings have increased by c. £30bn over the last 18 months. The first half results also include a provision for remediation in relation to payment protection insurance reported as a non-trading item. In 2011, the bank levy was introduced and a higher cost in relation to the Financial Services Compensation Scheme is expected. Finally, interest rates are persisting at historically low levels for longer than anticipated. These ‘structural factors’ materially impact the year-on-year trends requiring some reference to underlying trends and performance relative to the second half of 2010. Notwithstanding this, Santander UK continues to operate a robust, low-risk business, delivering strong recurring earnings throughout the financial crisis.

Trading income
Interest income was c.8% lower than in the first half of 2010 largely as a result of the new regulatory liquidity requirements excluding which revenues were broadly stable, and higher than the second half of 2010. The commercial banking margin narrowed in the first half to 1.91% with increased lending margins offset by higher funding and regulatory liquidity costs. Income benefited as customers continued to revert to standard variable rate mortgages, albeit at a slower rate than in 2010. This acts as a natural offset to lower interest rates forcing up the relative cost of deposits in a competitive market. The Corporate Banking business reported higher net interest income reflecting deposit and lending growth, with margins on new lending higher than existing levels. SME net lending was £1.1bn in the half, with balances up by 27% relative to the same period last year.
Pressure on fees continued to restrict non interest income growth, a trend seen across the UK market. Investment income in particular was lower driven by a smaller market. Fee income in relation to Corporate Banking benefited from the increased new business activity. Revenues in Global Banking & Markets were down reflecting market trends.

Trading expenses
Trading expenses were marginally higher than 2010 due to investment in growth initiatives in Corporate Banking and Global Banking & Markets. The recruitment of 1,100 customer-facing staff to improve customer service was completed in the first half of 2011 and allowed Santander UK to repatriate its retail banking overseas call centres back to the UK. The cost-to-income ratio of 42% was higher than the same period last year. However excluding the adverse impact on income from additional liquid asset holdings, the cost-to-income ratio was around 40%.

Trading provisions
Trading provisions reduced by over 45% compared to last year, largely due to improving mortgage and unsecured loan related charges. This was partially offset by increases in charges in relation to the growing corporate book, and older commercial real estate exposures in particular.
Secured coverage was conservative at 21%, whilst the stock of properties in possession (PIP) decreased to 939 cases from 1,011 in June 2010. This level of PIP represented only 0.06% of the book and remained well below the industry average (2). The mortgage non-performing loan ratio increased to 1.36% from 1.35% last quarter, but was lower than the same point last year. The low interest rate environment and the relative stability of the UK economy continued to support the high quality book as seen by the improving mortgage arrears position and the low volume of properties in possession.
The key ratios in the table below demonstrate the performance seen in the last six quarters:

	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2
	2010	2010	2010	2010	2011	2011

Santander UK - mortgages only

NPL (by volume) 3 month plus % of asset	1.43%	1.42%	1.36%	1.29%	1.35%	1.36%

PIP % of asset	0.05%	0.06%	0.06%	0.05%	0.06%	0.06%

Secured coverage	22%	23%	23%	22%	22%	21%

New business LTV	61%	62%	63%	63%	62%	64%

Stock LTV indexed	52%	51%	51%	51%	51%	52%

Council of Mortgage Lenders (CML)(2) - mortgages only

NPL (by volume) 3 month plus % of asset	2.22%	2.17%	2.15%	2.11%	2.09%	n/a

PIP % of asset	0.13%	0.12%	0.12%	0.11%	0.12%	n/a

Non-trading items
The first half results include a provision for payment protection insurance (PPI) remediation of £538m (post-tax).  Santander UK did not participate in the UK Court case on PPI, and has consistently settled claims over the last two years as they have arisen. However, following the result of the court case, the decision by other UK banks to settle claims and the increased media activity surrounding this, we have seen an uplift in the volume of claims received and so we have taken the prudent decision to take a one-off provision to cover the potential cost of expected claims.
Despite this provision, Santander UK still reported a positive statutory profit after tax in the first six months of 2011.

Balance sheet strength
Santander UK remains a UK-focused institution with over 90% of the balance sheet UK-related and over 85% of customer loans made up of residential mortgages to UK customers.
Over the last 12 months, commercial asset stock increased 1% to £202bn driven by growth in residential mortgages of 1% and SME loans of 27%. Commercial liability stock of £153bn grew 3% compared to the first half 2010. The commercial loan-to-deposit ratio improved to 132% compared to 134% at the same time last year.  Santander UK’s customer assets are largely secured, with an unsecured loan to deposit ratio of c.20%, consistent over the last 12 months.
In the first half of 2011, Santander UK raised £17bn of medium-term funding achieved across a range of products and geographies at attractive rates. The ratio of customer deposits plus medium-term funding to customer assets is now 106%.  Deleveraging of non-core assets continued in the first half of 2011 with balances down by c. £3bn in total, further improving the funding position.
Holdings of high quality liquid assets have increased during the first half of 2011 to £44bn, an increase of c. £30bn since December 2009 as a response to higher regulatory liquidity requirements. This increase, though a positive from a balance sheet strength perspective, has had a detrimental impact on revenues as highlighted earlier.

Sovereign exposures to the European Union (excluding UK where they are held for liquidity purposes) as at June 2011 are not significant at c.0.3% of total assets (of which 0.06% relates to periphery countries).
Capital ratios remain strong with a Core Tier 1 of c. 11%.

Business flows
The key metrics in the table below highlight the performance achieved in 2010 and 2011:

	Half 1	Half 2	Qtr 1	Qtr 2	Half 1	Half 1 2011
	2010	2010	2011	2011	2011	vs Half 1 2010

Gross mortgage lending (£bn)	12.3	11.9	4.2	5.5	9.7	(21%)
Capital repayments (£bn)	9.0	9.7	4.8	5.3	10.1	12%
Net mortgage lending (£bn)	3.3	2.2	(0.6)	0.2	(0.4)	(110%)
Stock (£bn)	170.2	172.4	171.8	172.1	172.1	1%
Market share – gross lending (3)	19.1%	16.7%	14.4%	16.3%	15.4%	(3.7) p.p.
Market share – capital repayments (3)	14.6%	14.5%	15.9%	17.2%	16.6%	2.0 p.p.
Market share – stock (3)	13.7%	13.9%	13.9%	13.9%	13.9%	0.2 p.p.

Total gross UPL lending (£bn)	0.7	0.6	0.4	0.4	0.7	4%
Total UPL stock (£bn)	3.8	3.3	3.2	3.1	3.1	(18%)

SME Lending stock (£bn)	7.6	8.6	9.2	9.6	9.6	27%
Market share SME Lending Stock (%) (4)	3.2%	3.6%	3.7%	4.1%	4.1%	0.9 p.p.

Total commercial (5) asset stock (£bn)	199.3	202.1	201.8	202.1	202.1	1%

Commercial (5) net deposit flows (£bn)	4.6	5.0	(0.1)	(0.1)	(0.2)	(104%)
Investment sales – API (£ bn)	1.8	1.7	0.7	0.8	1.5	(14%)
Total Commercial (5) liability stock (£bn)	148.5	153.5	153.4	153.3	153.3	3%

Bank account openings (000's)	519	486	217	192	409	(21%)
Market share - Bank Account Stock (6)	9.1%	9.2%	9.1%	9.1%	9.1%	0.0 p.p.

Credit card sales (000's)	233	203	155	120	274	18%

▪  gross mortgage lending was £9.7bn, an estimated market share of 15.4%, well above our natural stock share. The LTV on new business in the first half was 64%, whilst the indexed stock LTV was 52% - both measures have remained broadly stable over the last six quarters;
▪  net mortgage lending was £0.4bn negative in the first half of 2011, reflecting the weaker pipeline from the last quarter of 2010 during which market pricing became less attractive in the lower loan-to-value (LTV) segments of the market. The business returned to positive net lending in the second quarter of £0.2bn with positive net lending also expected in the second half;
▪  the de-leveraging of the UPL book has resulted in an 18% reduction in balances to £3.1bn. UPL gross lending was up 4% year-on-year, continuing to focus activity on high quality customer segments with good risk-adjusted margins;
▪  lending to the SME market continued to grow via our 25 regional business centres. Lending stock of £9.6bn was 27% higher than 2010 equating to an estimated market share of 4.1%;

▪  commercial deposit balances were up 3% compared to the same point last year. Acquisition of deposits has slowed in the first half of 2011 as a result of a smaller market in the UK combined with negative pricing and margins in the market. This has resulted in a small outflow, more than offset by higher than expected issuances of medium-term funding;
▪  investments & pensions’ performance was down 14% delivering £1.5bn API, relative to a market which has declined c. 17% compared to the first half of 2010;
▪  over 400,000 bank accounts were opened in the first half of 2011 building on the success of the last two years, during which more than 2 million accounts were opened. Improving the primacy ratio of new bank accounts was a particular focus in 2010. Measured four months after account opening the ratio improved from 29% in June 2010 to around 38% in June 2011; and
▪  credit card sales of over 270,000 grew by 18% with a continued focus on existing customers.

1.  Trading profit before tax is management’s preferred profit measure when assessing the performance of the business and is the internal measure of segment profit required to be disclosed under IFRS 8. It is calculated by adjusting statutory profit before tax for reorganisation and other costs, hedging and other variances, run-down and non-growth portfolio, profit on disposal of subsidiaries, goodwill on acquisition of associates and capital and other charges.
2.  Data reproduced from statistics published by the Council of Mortgages Lenders (CML). June 2011 data not available at the time of reporting.  Information in this trading statement sourced from the CML has been accurately reproduced and as far as Santander UK is able to ascertain from information published by the CML, no facts have been omitted which would render the reproduced information inaccurate or misleading.
3.  Market share of gross lending, capital repayments and mortgage stock estimated by Santander UK for each quarter having regard to individual lending data published by The Bank of England for the first two months of each quarter.
4.  Market share of SME lending stock determined on an asset basis of SME businesses with turnover up to £150m, estimated by Santander UK for each quarter having regard to corporate lending data published by The Bank of  England for the first two months of each quarter.
5.  Includes Retail, Corporate and Global Banking & Markets.
6.  Market share of bank account stock estimated by Santander UK for each quarter having regard to market research published by CACI.

Santander UK plc & Banco Santander, S.A.
Santander UK plc (“Santander UK”) is a subsidiary of Banco Santander, S.A. (“Santander”) (SAN.MC, STD.N). Santander is a retail and commercial bank, based in Spain, with a presence in 10 main markets. At the close of December 2010, Santander was the largest bank in the euro zone by market capitalisation and, in 2007 to 2010, the third in the world by profit. Founded in 1857, at the end of 2010, Santander had EUR 1,362 billion in managed funds, more than 95 million customers,14,082 branches – more than any other international bank – and over 178,000 employees. It is the largest financial group in Spain and Latin America, with leading positions in the United Kingdom and Portugal and a broad presence in Europe through its Santander Consumer Finance arm.
Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange. Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Disclaimer
Santander UK and Santander both caution that this press release may contain forward-looking statements. Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, contain a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the U.S. Securities and Exchange Commission. Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Factors that may affect the Santander UK’s operations are described under ‘Risk Factors’ in Santander UK’s Annual Report and Accounts on Form 20-F for 2010. A more detailed cautionary statement is also given on page 5 of Santander UK’s Annual Report and Accounts on Form 20-F for 2010. When relying on forward-looking statements to make decisions with respect to Santander UK or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

This announcement is not a form of statutory accounts.

Contacts
Anthony Frost	(Head of UK Corporate Communications)	020 7756 5536
Jonathan Burgess	(Head of FMI, Planning & Investor Relations)	020 7756 4182
Israel Santos	(Head of Investor Relations)	020 7756 4275

For more information contact:		ir@santander.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 27 July 2011	By / s / Jessica Petrie (Authorised Signatory)

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